Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2002

SGL CARBON Aktiengesellschaft

(Name of registrant)

Rheingaustraße 182
65203 Wiesbaden
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGL CARBON Aktiengesellschaft

Date: March 13, 2002

By: [signature]

Name: Robert J. Koehler
Title: Chairman of the Board of Management

By: [signature]

Name: Dr. Bruno Toniolo
Title: Member of the Board of Management

PRESS RELEASE **SGL CARBON GROUP**

SGL CARBON GROUP Fiscal Year 2001

- **Profit from operations in established businesses down only 8% year-on-year at €117 million, despite weak economic situation worldwide and US recession**
- **€66 million loss before taxes increased by one-time charges and restructuring expenses**
- **Additional tax burden from measurement due to first-time adoption of IASs**
- **Profit before tax and positive free cash flow expected for 2002**

Wiesbaden, March 13, 2002. At €1.233 million, SGL CARBON GROUP maintained consolidated sales revenue for 2001 at approximately the same level as in the previous year (€ 1.263 million), despite the weak global economy and the recession in the US. Profit from operations was €59 million, lower than the previous year's €79 million, as a result of the weak economy and high start-up costs for SGL Technologies. The cost of antitrust proceedings and restructuring expenses already announced in the previous year reduced profit from operations by a total of €76 million, producing an operating loss of €-17 million. Net financing costs improved by €11 million to €-49 million. Tax expenses amounted to €29 million. This was mainly due to an adjustment of deferred taxes on loss carryforwards of the US business within the first-time use of IAS. This resulted in a net loss of €95 million (net loss for the previous year: €36 million).

Carbon and Graphite (CG): business affected by US steel crisis

At €620 million, sales revenue in the CG Business Area remained stable in 2001 as against the previous year. The first-time consolidation of the Polish carbon and graphite manufacturer, ZEW, contributed approximately €50 million (8%). Sales of our main product, graphite electrodes, dropped 4% to €491 million. Electrode volumes fell 7% to 175,000 tonnes. This is a result of reduced demand from the steel industry, especially in the USA, where a third of manufacturers have now filed for Chapter 11 protection. ZEW accounted for 9,000 tonnes of the total. In Europe too, demand for electrodes has been falling since Q4 2001, due to customers reducing inventories. The

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

average revenue from graphite electrodes in euros was up 2% on the previous year, at €2671/tonne. While we were able to maintain prices in Europe and overseas at slightly above 2000 levels, price pressure in North America increased significantly. CG's profit from operations before restructuring costs amounted to €79 million, a drop of 27% on the previous year. Lower sales volumes and revenue in the US, and in particular rising raw material and energy costs of €36 million were responsible for this decline. Cost cuts of €15 million from the existing restructuring program were not enough to offset these negative effects.

Graphite Specialties (GS): cost reductions and improved product range

At €26 million, profit from operations in the GS Business Area was up 26% on the previous year. Decisive factors in this result were an improved product range and continued cost cutting measures. Revenue was down 4% year-on-year, at €246 million, due to the product mix and portfolio streamlining. Whereas the recession in North America affected business throughout the year, demand also fell slightly in Europe in Q4.

Corrosion Protection (CP): successful turnaround

As forecast, the CP Business Area achieved a successful turnaround in 2001. Despite the deteriorating economic situation, profit from operations improved to €13 million (previous year: €-1 million). Of this figure, €10 million was attributable to operating business. In addition, there was a one-off effect from negative goodwill reversal amounting to €3.5 million. At €236 million, revenue decreased by 5% in comparison with 2000, because of the sale of non-core businesses in the previous year. In the process technology segment, we were able to increase revenue by 9%, although it fell slightly in the surface protection segment, by 1%.

SGL Technologies (T): further start-up and expansion costs for growth businesses

At the beginning of 2001, SGL CARBON combined its growth businesses of carbon-ceramic brake discs, fuel cell components, carbon fibers, expanded graphite, materials and composites into a separate new company, SGL Technologies GmbH. In this way, synergies in the internal value chain from oxidized fibers to finished components can be optimized and strengths exploited. Revenue in this area reached €120 million, 13% lower than in 2000. The fiber business in particular was directly affected by the events of September 11. Orders for oxidized aircraft brake and rocket nozzle fibers were postponed or cancelled. Revenue for carbon fibers for PC casings also dropped significantly. As expected, SGL T's operating losses amounted to €37 million (previous year's losses: €21 million). The main reasons for this were increased start-up and expansion costs for the growth businesses, poor business with carbon fibers and one-off expenses relating to the reduction in headcount at our fibers plant in Inverness, UK. These were incurred after the new plants there became operational and cost-intensive old plants were closed down. At the same time, the brake-disc production plant in Meitingen, near Augsburg (Germany), was constructed in 2001 and the necessary staff and infrastructure built up. After the new plant has been certified for series production, it will handle deliveries to Porsche as of mid 2002.

Employees: increase due to ZEW – reductions at GS, CP and SGL T

SGL employed a workforce of 8,197 at the end of 2001, 115 more than in 2000. This slight increase is entirely due to the acquisition of its Polish subsidiary ZEW, with its workforce of 836 people. Due to ZEW, the number of people employed in the Carbon and Graphite (CG) Business Area rose to 3,523 (2000: 3,076). The headcount at Graphite Specialties (GS) and Corrosion Protection (CP) dipped to 1,682 (1,757) and 2,230 (2,397) people respectively; staffing levels at SGL Technologies (SGL T) also declined by 108 to 705 (813) by the end of 2001.

Balance sheet structure and financial liabilities

Total assets decreased by €52 million year-on-year to €1,495 million. Equity dropped to €257 million due to restructuring costs, provisions for antitrust risks and the remeasurement of deferred taxes. The equity ratio was therefore 17% (previous year: 22%).

Short-term debt rose almost entirely as a result of the payment plan for North American antitrust obligations. Net financial liabilities totaled €527 million (previous year: €493 million). Gearing, the ratio of net financial liabilities to equity, rose from 1.5 to 2.1 due to the special factors mentioned above: restructuring, provisions for antitrust risks and the remeasurement of deferred taxes.

Remeasurement of deferred taxes

Due to the first-time adoption of the IASs for the consolidated financial statements, deferred taxes on US loss carryforwards were adjusted retroactively for 2000 and 2001, further pushing down the after-tax loss. This remeasurement was largely a consequence of the deterioration of the US economy, coupled with tighter standards now imposed by the auditors. The tax loss carryforwards can be utilized for up to 20 years, and can be recognized again if the business situation improves. Moreover, the additional €35 million provision for antitrust risks set up in mid-2001 following the EU ruling was treated as a non-tax deductible expense for consolidated reporting purposes. As a result, the tax expense in 2001 was €29 million of which €7 million is a non-cash charge. This produced a net loss for the year under review of €95 million (net loss for the previous year: €36 million) and a loss per share of €4.42.

Investments, amortization and depreciation

In 2001, investments in property, plant and equipment rose 35% to almost €91 million as a result of the first stages of construction of the carbon-ceramic brake disc production plant in Meitingen. They were therefore €13 million above depreciation and amortization charges (before write-downs of property, plant and equipment). 50% of capital spending was in Carbon and Graphite, 14% in Graphite Specialties, 6% in Corrosion Protection and 29% in SGL Technologies. A total of €20 million was invested in the brake disc plant in the reporting year 2001. Investments in fibers, brake discs and fuel cell components are mostly complete. This will enable the Group to reduce investments appreciably in 2002, and capital spending is expected to be around €30 million below depreciation and amortization charges.

Outlook

We are not anticipating a sustained recovery in the global economy in 2002. While there may be an improvement in the US, Europe and other parts of the world could weaken. We therefore do not expect to see a short-term improvement in the global steel, semiconductor and chemical industries in the current year. Based on current exchange rates, consolidated sales revenue for 2002 should reach approximately the same level as the previous year. SGL CARBON also intends maintaining its profit from operations for 2002 at the same level as in the previous year. However, unlike 2001, our current planning scenarios expect 2002 to be largely free from special factors; this will produce a correspondingly positive free cash flow and pre-tax profits.

Five-point program to increase enterprise value

In a second press release published today, SGL CARBON has announced a five-point program to increase enterprise value. This is the company's response to the weak economic environment, structural changes and the resulting earnings and financial situation.

(The complete annual report 2001 is available online at: www.sglcarbon.com)

This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.

SGL CARBON GROUP financial highlights

(€ million, except per share amounts)

	Fiscal year 2001	2000 [2]
Sales revenue	1,233	1,263
Profit from operations before amortization and depreciation (EBITDA) [1]	145	162
Profit from operations [1]	59	79
Costs relating to antitrust proceedings	-35	-
Restructuring expenses	-41	-
Profit before tax	-66	20
Taxes / valuation allowances on deferred tax assets	-29	-56
Net profit/loss for the period	-95	-36
Earnings per share	-4.42	-1.68
Earnings per share [1]	-0.89	-1.68

	Dec. 31, 2001	Dec. 31, 2000 [2]
Total assets	1,495	1,547
Equity	257	339
Net financial liabilities	527	493
Gearing [3]	2.1	1.5
Equity ratio [4]	17.2	21.9

[1] Before costs relating to antitrust proceedings and restructuring expenses
[2] Restated due to first-time adoption of IASs
[3] Ratio of financial liabilities less cash and cash equivalents to equity
[4] Ratio of equity to total assets

For further information, please contact:

Corporate Communications / Media Relations

Stefan Wortmann
Tel.: +49 (0) 6 11 / 60 29 105 // Fax: +49 (0) 6 11 / 60 29 101
Mobile +49 (0) 170 / 540 2667 // stefan.wortmann@sglcarbon.de

SGL CARBON: Five-Point Program to increase enterprise value

- **Increase returns**
- **Improve capital structure**
- **Optimize portfolio**
- **"SGL Excellence" optimization program**
- **Corporate governance principles**

Wiesbaden, March 13, 2002. In early 2001, SGL CARBON introduced a Five-Point Program with the aim of increasing its enterprise value. In so doing, it is facing the challenges of changes in its market and competitive environment. The program is designed to combine the achievement of the short-term priorities for 2002 – an increase in cash flow and a reduction in debt – with a new company orientation to ensure its long-term growth and competitiveness. The program defines goals and measures to increase returns, improve its capital structure and optimize its portfolio. At the beginning of the year, a group-wide optimization program, "SGL Excellence", was introduced to support the internal requirements for success. New corporate governance guidelines serve as an important basis for cooperation between the Executive Committee and the Supervisory Board, as well as improving transparency for the financial markets.

Point 1: Increase returns

The established Carbon and Graphite and Graphite Specialties businesses continue to aim at achieving a minimum return on sales of 10% in 2002. Corrosion Protection's goal of 5% should take it another step towards its mid-term target of at least 10%. With the help of cost saving measures introduced in December 2001 – organizational streamlining, site closures and headcount reductions – the Company expects to cut

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
e-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

costs by €22 million in 2002, and by €32 million in 2003 (both figures as against 2001). SGL CARBON also expects its "SGL Excellence" internal improvement program to generate further annual cost savings of €10 million from 2004 onwards. As far as its growth business SGL Technologies is concerned, the objective is to halve losses in 2002, before breaking even in 2003 and making a significant contribution to profits in 2004. The target operating return on sales for the Group in the current year is around 5%. In the medium and long term, SGL CARBON hopes to lift its return on sales, measured on the basis of profit from operations, back to 10-15%.

Point 2: Improve capital structure

Improving capital structure – and particularly reducing debt – is and will continue to be the top priority over the coming years. A significant reduction in capital spending and working capital should increase cash flow in 2002 by at least €60 million. By doing this, SGL CARBON hopes to bring net debt to below €500 million. In future as well, the Company will focus on ongoing positive free cash flow in its efforts to continue systematically reducing debt. Medium- and long-term forecasts are for a gearing of approximately 1 and a ratio of net debt to profit from operations before depreciation and amortization (EBITDA) of approximately 2.

Point 3: Optimize portfolio

In its established Carbon and Graphite, Graphite Specialties and Corrosion Protection business areas, the focus is on strengthening its market and technological leadership whilst also reducing its reliance on economic cycles. Measures include divestments in non-core activities and potential strategic alliances and joint ventures to consolidate overcapacity. The SGL Technologies business will concentrate on high-yield growth areas and technological leadership. Despite the debt reduction announced, SGL CARBON still intends to play an active role in the ongoing market consolidation.

Point 4: SGL Excellence

SGL Excellence picks up on the "increased returns", "improved capital structure" and "optimize portfolio" items of the Five-Point Program, and offers a continuous improvement program for all core processes, the supply chain management, customer relations and employee development. This should also serve to increase SGL CARBON's enterprise value. By using instruments such as **Six Sigma** and **management development**, SGL Excellence is expected to generate sustained savings of at least €10 million per year.

Point 5: Corporate Governance principles

SGL CARBON has drawn up and implemented its own corporate governance guidelines based on the ones established by the German Panel on Corporate Governance, to which the company actively contributed. At its most recent meeting, the Supervisory Board adopted the internal corporate governance guidelines. They have been designed to create trust, and focus on directives on the protection and equal treatment of all shareholders, a pledge to openness and transparency, the avoidance of conflicts of interest and the definition of the responsibilities of the Executive Committee and the Supervisory Board. SGL CARBON also expressly welcomes the German government's initiative to put corporate governance guidelines on a legal footing. SGL CARBON intends to publish its principles on its Internet pages in the near future.

unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.

For further information, please contact:

Corporate Communications / Media Relations

Stefan Wortmann
Tel.: +49 (0) 6 11 / 60 29 105
Fax: +49 (0) 6 11 / 60 29 101
Mobile: +49 (0) 170 / 540 2667
stefan.wortmann@sglcarbon.de